EXHIBIT 99.1
PINNACLE WEST RISK FACTORS
(Report on Form 10-Q for the fiscal quarter ended June 30, 2005)
     Set forth below and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could affect our financial results.
     Deregulation or restructuring of the electric industry may result in increased competition, which could have a significant adverse impact on our business and our financial results.
     In 1999, the Arizona Corporation Commission (the “ACC”) approved rules for the introduction of retail electric competition in Arizona. Retail competition could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. Although some very limited retail competition existed in the service area of Arizona Public Service Company (“APS”) in 1999 and 2000, there are currently no active retail competitors offering unbundled energy or other utility services to APS’ customers. As a result, we cannot predict when, and the extent to which, additional competitors will re-enter APS’ service territory.
     As a result of changes in federal law and regulatory policy, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, and wholesale power marketers and brokers. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect wholesale competition to increase. As competition continues to increase, our financial position and results of operations could be adversely affected.
     We are subject to complex government regulation that may have a negative impact on our business and our results of operations.
     We are, directly and through our subsidiaries, subject to governmental regulation that may have a negative impact on our business and results of operations. We are a “holding company” within the meaning of the Public Utility Holding Company Act of 1935 (“PUHCA”); however, we are exempt from the provisions of PUHCA (except Section 9(a)(2) thereof) by virtue of our filing of an annual exemption statement with the Securities and Exchange Commission (the “SEC”).
     APS is subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence its operating environment and may affect its ability to recover costs from utility customers. APS is required to have numerous permits, approvals and certificates from the agencies that regulate APS’ business. The FERC, the Nuclear Regulatory Commission (“NRC”), the Environmental Protection Agency (“EPA”), and the ACC regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that APS can charge customers. We believe the necessary permits, approvals and certificates have been obtained for APS’ existing operations. However, changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations. We are also unable to predict the impact on our business and operating results from pending or future regulatory activities of any of these agencies.
     We are subject to numerous environmental laws and regulations that may increase our cost of operations, impact our business plans, or expose us to environmental liabilities.
     We are subject to numerous environmental laws and regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.
     In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.
     We cannot be sure that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from APS’ customers, could have a material adverse effect on our results of operations.
     There are inherent risks in the operation of nuclear facilities, such as environmental, health and financial risks and the risk of terrorist attack.
     Through APS, we have an ownership interest in and operate, on behalf of a group of owners, the Palo Verde Nuclear Generating Station (“Palo Verde”), which is the largest nuclear electric generating facility in the United States. Palo Verde is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks and unscheduled outages due to equipment and other problems. We maintain nuclear decommissioning trust funds and external insurance coverage to minimize our financial exposure to some of these risks; however, it is possible that damages could exceed the amount of insurance coverage.
     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Palo Verde, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.
     The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, may materially impact our operations, cash flows or financial position.
     In a December 1999 order, the FERC established characteristics and functions that must be met by utilities in forming and operating RTOs. The characteristics for an acceptable RTO include independence from market participants, operational control over a region large enough to support efficient and nondiscriminatory markets and exclusive authority to maintain short-term reliability. Additionally, in a pending notice of proposed rulemaking, the FERC is considering implementing a standard market design for wholesale markets. On October 16, 2001, APS and other owners of electric transmission lines in the southwestern U.S. filed with the FERC a request for a declaratory order confirming that their proposal to form WestConnect RTO, LLC would satisfy the FERC’s requirements for the formation of an RTO. On October 10, 2002, the FERC issued an order finding that the WestConnect proposal, if modified to address specified issues, could meet the FERC’s RTO requirements and provide the basic framework for a standard market design for the southwestern U.S. Since that time, APS has been evaluating a phased approach to RTO implementation in the desert Southwest. APS is currently participating with other entities in the southwestern U.S. in a cost/benefit analysis of implementing the WestConnect RTO, the results of which are expected to be completed in 2005.
     If APS ultimately joins an RTO, APS could incur increased transmission-related costs and receive reduced transmission service revenues; APS may be required to expand its transmission system according to decisions made by the RTO rather than its internal planning process; and APS may experience other impacts on its operations, cash flows or financial position that will not be quantifiable until the final tariffs and other material terms of the RTO are known.
     Recent events in the energy markets that are beyond our control may have negative impacts on our business.
     As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and rating agencies also have increased their level of scrutiny. We believe that we are in material compliance with all applicable laws, but it is difficult or impossible to predict or control what effect these or related issues may have on our business or our access to the capital markets.
Our results of operations can be adversely affected by milder weather.
     Weather conditions directly influence the demand for electricity and affect the price of energy commodities. Electric power demand is generally a seasonal business. In Arizona, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, unusually mild weather could diminish our results of operations and harm our financial condition.
Our cash flow largely depends on the performance of our subsidiaries.
     We conduct our operations primarily through subsidiaries. Substantially all of our consolidated assets are held by such subsidiaries. Accordingly, our cash flow is dependent upon the earnings and cash flows of these subsidiaries and their distributions to us. The subsidiaries are separate and distinct legal entities and have no obligation to make distributions to us.
     The debt agreements of some of our subsidiaries may restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. An ACC financing order requires APS to indefinitely maintain a common equity ratio of at least 40% and does not allow APS to pay common dividends if the payment would reduce its common equity below that threshold. As defined in the ACC financing order approving the arrangement, common equity ratio is common equity divided by common equity plus long-term debt, including current maturities of long-term debt. At June 30, 2005, APS’ common equity ratio, as defined, was approximately 48%.
     Our debt securities are structurally subordinated to the debt securities and other obligations of our subsidiaries.
     Because we are structured as a holding company, all existing and future debt and other liabilities of our subsidiaries will be effectively senior in right of payment to our debt securities. None of the indentures under which we or our subsidiaries may issue debt securities limits our ability or the ability of our subsidiaries to incur additional debt in the future. The assets and cash flows of our subsidiaries will be available, in the first instance, to service their own debt and other obligations. Our ability to have the benefit of their assets and cash flows, particularly in the case of any insolvency or financial distress affecting our subsidiaries, would arise only through our equity ownership interests in our subsidiaries and only after their creditors have been satisfied.
     If we are not able to access capital at competitive rates, our ability to implement our financial strategy will be adversely affected.
     We rely on access to short-term money markets, longer-term capital markets and the bank markets as a significant source of liquidity and for capital requirements not satisfied by the cash flow from our operations. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit ratings may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:
•	an economic downturn;

•	capital market conditions generally;

•	the bankruptcy of an unrelated energy company;

•	increased market prices for electricity and gas;

•	terrorist attacks or threatened attacks on our facilities or those of unrelated energy companies; or

•	the overall health of the utility industry.
     Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

•	increasing the cost of future debt financing;

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.
     A significant reduction in our credit ratings could materially and adversely affect our business, financial condition and results of operations.
     We cannot be sure that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs, which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. In addition, borrowing costs under certain of our existing credit facilities depend on our credit ratings. A downgrade could also require us to provide additional support in the form of letters of credit or cash or other collateral to various counterparties. If our short-term ratings were to be lowered, it could limit our access to the commercial paper market. We note that the ratings from rating agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.
     The use of derivative contracts in the normal course of our business and changing interest rates and market conditions could result in financial losses that negatively impact our results of operations.
     Our operations include managing market risks related to commodity prices and, subject to specified risk parameters, engaging in marketing and trading activities intended to profit from market price movements. We are exposed to the impact of market fluctuations in the price and transportation costs of electricity, natural gas, coal, and emissions allowances. We have established procedures to manage risks associated with these market fluctuations by utilizing various commodity derivatives, including exchange-traded futures and options and over-the-counter forwards, options, and swaps. As part of our overall risk management program, we enter into derivative transactions to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodity.
     We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We use a risk management process to assess and monitor the financial exposure of all counterparties. Despite the fact that the majority of trading counterparties are rated as investment grade by the rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material adverse impact on our earnings for a given period.
     Changing interest rates will affect interest paid on variable-rate debt and interest earned by our pension plan and nuclear decommissioning trust funds. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt. The pension plan is also impacted by the discount rate, which is the interest rate used to discount future pension obligations. Continuation of recent decreases in the discount rate would result in increases in pension costs, cash contributions, and charges to other comprehensive income. The pension plan and nuclear decommissioning trust funds also have risks associated with changing market values of equity investments. A significant portion of the pension costs and all of the nuclear decommissioning costs are recovered in regulated electricity prices.
Actual results could differ from estimates used to prepare our financial statements.
     In preparing our financial statements in accordance with accounting principles generally accepted in the United States of America, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and actual results could differ from those estimates. We consider the following accounting policies to be our most critical because of the uncertainties, judgments and complexities of the underlying accounting standards and operations involved.

•	Regulatory Accounting — Regulatory accounting allows for the actions of regulators, such as the ACC and the FERC, to be reflected in our financial statements. Their actions may cause us to capitalize costs that would otherwise be included as an expense in the current period by unregulated companies. If future recovery of costs ceases to be probable, the assets would be written off as a charge in current period earnings. We had approximately $174 million of regulatory assets on our Condensed Consolidated Balance Sheets at June 30, 2005.
•	Pensions and Other Postretirement Benefit Accounting — Changes in our actuarial assumptions used in calculating our pension and other postretirement benefit liability and expense can have a significant impact on our earnings and financial position. The most relevant actuarial assumptions are the discount rate used to measure our liability and net periodic cost, the expected long-term rate of return on plan assets used to estimate earnings on invested funds over the long-term, and the assumed healthcare cost trend rates. We review these assumptions on an annual basis and adjust them as necessary.

•	Derivative Accounting — Derivative accounting requires evaluation of rules that are complex and subject to varying interpretations. Our evaluation of these rules, as they apply to our contracts, will determine whether we use accrual accounting (for contracts designated as normal) or fair value (mark-to-market) accounting. Mark-to-market accounting requires that changes in the fair value are recognized periodically in income unless certain hedge criteria are met. For fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item associated with the hedged risk are recognized in earnings. For cash flow hedges, changes in the fair value of the derivative are recognized in common stock equity (as a component of other comprehensive income (loss)).
     The market price of our common stock may be volatile.
     The market price of our common stock could be subject to significant fluctuations in response to factors such as the following, some of which are beyond our control:
•	variations in our quarterly operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting industries in which we operate, particularly the energy distribution and energy generation industries;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	favorable or adverse regulatory developments;

•	our dividend policy;

•	future sales of our equity or equity-linked securities; and

•	general domestic and international economic conditions.
     In addition, the stock market in general has experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.
     Our common stock price could be affected because a substantial number of our shares could be available for sale in the future.

     Sales in the public market of a substantial number of shares of common stock could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. Because of the number of shares of our common stock that we are authorized to issue under our articles of incorporation, a substantial number of shares of our common stock could be available for future sale.
     We may enter into credit and other agreements from time to time that restrict our ability to pay dividends.
     Payment of dividends on our common stock may be restricted by credit and other agreements entered into by us from time to time. At June 30, 2005, there were no material restrictions on our ability to pay dividends under any such agreement.
     Certain provisions of our articles of incorporation and bylaws and of Arizona law make it more difficult for shareholders to change the composition of our board and may discourage takeover attempts that could be beneficial to us and our shareholders.
     Certain provisions of our articles of incorporation and bylaws and of Arizona law make it more difficult for shareholders to change the composition of our board and may discourage unsolicited attempts to acquire us, which could preclude our shareholders from receiving a change of control premium. These provisions include the following:
•	provisions of our bylaws and Arizona law that restrict our ability to engage in a wide range of “business combination” transactions with an “interested shareholder” (generally, any person who owns 10% or more of our outstanding voting power or any of our affiliates or associates) or any affiliate or associate of an interested shareholder, unless specific conditions are met;

•	anti-greenmail provisions of Arizona law and our bylaws that prohibit us from purchasing shares of our voting stock from beneficial owners of more than 5% of our outstanding shares unless specified conditions are satisfied;

•	provisions of our bylaws and Arizona law that provide that shareholder action may be taken only at an annual or special meeting or by unanimous written consent, and provisions of our bylaws that provide that a special meeting of shareholders may only be called by a majority of our Board of Directors, the Chairman of our Board of Directors, or our President;

•	advance notice procedures for nominating candidates to our Board of Directors or presenting matters at shareholder meetings;

•	provisions of our articles and bylaws that provide for a staggered Board of Directors;

•	provisions of our bylaws that provide that shareholders may only remove a director with or without cause if the votes cast in favor of such removal exceed the votes cast against such removal (with special requirements, based on cumulative voting rights, if less than the entire board is to be removed); and

•	the ability of our Board of Directors to issue additional shares of common stock and shares of preferred stock and to determine the price and, with respect to preferred stock, the other terms, including preferences and voting rights, of those shares without shareholder approval.
     In addition, we have adopted a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals, including takeover proposals that could result in a premium over the market price of our common stock.
     While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our Board of Directors, they could enable the board to hinder or frustrate a transaction that some, or a majority, of our shareholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.